UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

☐	Transaction report pursuant to section 15(d) of the Securities Exchange Act of 1934

     (no fee required)

For the transition period from_________________to_____________

Commission file number 1-12933

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

AUTOLIV ASP, INC.

EMPLOYEE SAVINGS AND
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTOLIV, INC.

World Trade Center
Klarabergsviadukten 70, SE-1C724
Stockholm, Sweden
Telephone number, including area code: +46 8 587 20 600

Audited Financial Statements and
Supplemental Schedule
Autoliv ASP, Inc. Employee Savings and Investment Plan
As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Savings Trust Investment Committee
     and Savings Plan Administrative Committee
Autoliv ASP, Inc. Employee Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/Ernst & Young
Salt Lake City, Utah
June 27, 2007

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value	$257,638,199	$222,535,142

Contributions receivable:
Participant	531,360	516,016
Employer	277,817	210,722

Total receivables	809,177	726,738

Net assets available for benefits, at fair value	258,447,376	223,261,880

Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,413,856	1,157,222

Net assets available for benefits	$259,861,232	$224,419,102

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	$26,019,355
Interest income	4,408,713
Dividend income	645,748

31,073,816

Contributions:
Participants	14,343,115
Employer	7,239,870
Rollover contributions by participants	788,442

22,371,427

Total additions	53,445,243

Deductions
Withdrawals by participants	17,774,609
Administrative expenses	228,504

Total deductions	18,003,113

Net increase	35,442,130

Net assets available for benefits:
Beginning of year	224,419,102

End of year	$259,861,232

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in Autoliv, Inc. The Plan is subject to the provisions of the Internal Revenue Code (the Code), section 401(a) and to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Substantially all domestic employees of Autoliv ASP, Inc. (the Company) are eligible to participate in the Plan. Employees become eligible participants upon date of hire, without satisfying any age or service requirements.
Contributions
Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 50% of base pay, not to exceed the Internal Revenue Service limit. Participants can elect to treat their contributions on a before and/or after-tax basis. Prior to January 1, 2006, the Company contributed an amount equal to 50% of the first 6% of participants’ compensation contributed to the Plan. Effective January 1, 2006, the Plan was amended to increase the level of Company matching contributions for all eligible employees who make contributions to the Plan. The Company will contribute an amount equal to 100% of the first 3% of the participants’ compensation contributed to the Plan and 50% of the 4th and 5th percent of participants’ compensation contributed to the Plan.
The Company has frozen participation in the Autoliv ASP, Inc. Pension Plan to exclude all employees hired after December 31, 2003; consequently the Company amended the Plan effective January 1, 2004 to provide an additional contribution on behalf of the participants in the Plan. Prior to January 1, 2006, each participant who was excluded from participation in the Autoliv ASP, Inc. Pension Plan received an additional employer contribution to the Plan equal to two percent of such participant’s base pay for the plan year. Effective January 1, 2006, the Company will no longer make these contributions.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
The changes to the Plan that became effective January 1, 2006, were designed to qualify as a “safe harbor” formula permitted by the Code section 401(K) (12), for purposes of satisfying the Code section 401(K) nondiscrimination tests.
Contributions are allocated among any of sixteen investment fund options in accordance with participants’ elections. Participants may transfer amounts from one investment fund to another.
Unless the Plan is otherwise notified, all employees except non-U.S. citizens who have elected not to participate, are automatically enrolled into the Fixed Return Fund at a contribution rate of three percent of base pay. Effective January 1, 2007, the initial automatic deferral rate will be 5% and it will increase annually in 1% increments to a maximum of 10%, absent an alternate election made by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of certain administrative expenses not covered by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are 100% vested in their contributions and participant earnings, if any, thereon. Company contributions and earnings thereon become vested to the participant as follows:

Years of Vesting Service in Plan	Percentage Vested

Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.
As part of the amendment to the Plan made in order to qualify as a “safe harbor” under Code section 401(K) (12), for purposes of satisfying the Code section 401(K) nondiscrimination tests, effective January 1, 2006, all matching contributions after this date will be 100% vested and nonforfeitable at all times. Amounts vested may not be withdrawn until termination of employment with the Company, death, disability, age 59 1/2 or the termination of the Plan.
That portion of the participants’ Company contribution accounts which is not vested at the time of termination of employment is forfeited. Amounts forfeited are applied to reduce subsequent Company contributions under the Plan. Forfeitures can be reinstated if the employee is re-employed before having five consecutive one-year breaks in service, on the condition that a distribution of vested Company contributions has not been received, or if received, was repaid prior to the fifth anniversary of the rehire date.
Participant Loans
Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant’s account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The interest rate on loans is the trustee’s prime rate, plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively. Principal and interest is paid through payroll deductions.
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Administrative Expenses
With the exception of fees paid to an insurance company for certain investment contracts, substantially all administrative and general expenses of the Plan are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and non-forfeitable.
2. Significant Accounting Policies
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.
Investment Valuation and Income Recognition
All of the Plan investments are held in trust at the Northern Trust Company. The Northern Trust Company acts as the Plan’s trustee and custodian.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investments in common stock are recorded at fair value as determined by quoted prices in active markets. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair values of participation units in common and collective trust funds are based on quoted redemption values on the last business day of the Plan year.
The separate account guaranteed investment contract is valued based on the fair market value of the underlying assets.
Short-term investment fund units are purchased daily for any uninvested cash. These units are valued at par, which is equal to the redemption value.
Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During 2006, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)

Net Realized and
Unrealized
Appreciation in
Fair Value
During the Year
Fair value as determined by quoted market prices:
Common and collective trust funds	$18,514,417
Autoliv, Inc. common stock	7,149,404
Mutual fund	355,534

$26,019,355

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005
New York Life Separate Account Guaranteed Investment Contract	$77,735,195	$81,593,962
NTGI-QM Collective Daily S&P 500 Equity Index Fund	67,167,981	60,347,502
Autoliv, Inc. common stock	27,643,354	22,379,276
Northern Institutional Small Company Index Portfolio	25,740,932	22,262,850
Northern Institutional International Equity Index Portfolio	22,848,532	13,387,699
4. Separate Account Guaranteed Investment Contract
As described in Note 2, the FSP requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value represents the contributions under the contract plus reinvested income at the crediting rate less any withdrawals and expenses. Contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the Plan. The crediting interest rate for the investment contract is reset annually by the issuer based on market performance and cannot be less than zero percent.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The separate account guaranteed investment contract does not permit the issuer to terminate the agreement prior to the scheduled maturity date.

	2006	2005

Average yields:
Based on actual earnings	4.17%	4.25%
Based on interest rate credited to participants	4.17%	4.25%
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
6. Party-In-Interest Transactions
During 2006, the Plan received dividends from Autoliv, Inc. of $645,748. Purchases of Autoliv, Inc. common stock amounted to $1,874,276 and sales of Autoliv, Inc. common stock were $1,856,372 in 2006.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Autoliv ASP, Inc.
Employee Savings and Investment Plan
EIN: 36-3640053     Plan 036
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

		(c)
		Description of Investments,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Par	Current
(a)	Lessor or Similar Party	or Maturity Value	Value
*	NTGI-QM Collective Daily S&P 500 Equity Index Fund	5,869,454 shares	$67,167,981
*	Northern Institutional International Equity Index Portfolio	1,612,793 shares	22,848,532
*	Northern Institutional Small Company Index Portfolio	1,504,373 shares	25,740,932
*	NTGI-QM Collective Daily Aggregate Bond Index Fund	663,796 shares	6,727,601
*	NTGI-QM Collective Daily S&P Mid Cap 400 Equity Index Fund	993,346 shares	10,735,467
	Scudder Dreman Small Cap Value S Fund	37,889 shares	1,442,061
	Buffalo Small Cap Fund	41,857 shares	1,127,619
	Dodge & Cox International Fund	84,170 shares	3,674,871
	New York Life Separate Account Guaranteed Investment Contract	Interest at 4.17%	77,735,195
*	Autoliv, Inc. common stock	458,661 shares	27,643,354
	USD Short-Term Investment Fund	3,142,433 shares	3,142,433
*	Participant Loans	Interest rates ranging from 5.0% to 10.5%, maturing through 2016	9,652,153

			$257,638,199

*	Party-in-interest to the Plan
All investments are participant directed. Accordingly, column (d) “cost” is not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOLIV ASP, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN
Date: June 29, 2006	/s/ Ryan Woolf
Ryan Woolf
Treasurer

EXHIBIT INDEX

Exhibit
No.	Description
23.1	Consent of Independent Registered Public Accounting Firm